SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 2)*

Garrett Motion, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
366505 105
(CUSIP Number)

Andrew Rabinowitz Marathon Asset Management, L.P. One Bryant Park, 38th Floor New York, New York 10036 212.500.3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505 105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Marathon Asset Management, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	2,526,000
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	2,526,000
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,526,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 3.3%
14.	Type of Reporting Person (See Instructions): IA

SCHEDULE 13D

Item 1.     Security and Issuer.

This Amendment No. 2 amends the statement on Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission by Marathon Asset Management, L.P. (“Marathon”) on December 21, 2020 as amended on January 7, 2021 with respect to the shares of common stock, par value $0.001 per share (“Common Stock” or “Shares”), of Garrett Motion Inc., a Delaware corporation (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D. This filing constitutes an exit filing for Marathon.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

As previously disclosed, the Investors submitted a proposal for the going concern financial restructuring of the Issuer and certain of its subsidiaries. The Issuer has selected an alternative proposal and the Investors have terminated their pursuit of their proposal.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(e) As a result of the circumstances described in Item 4 above, the Investors are no longer reporting their beneficial ownership of the Issuer’s Common Stock on a collective basis, and as of January 22, 2021, the Reporting Persons may no longer be deemed to be members of a “group” that beneficially owns more than five percent of the Issuer’s Common Stock. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons were, for purposes of the Exchange Act, at any time members of a “group.”

Item 7.     Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 26, 2021

MARATHON ASSET MANAGEMENT, L.P.

By:	Marathon Asset Management GP, LLC, its general partner

By:	/s/ Andrew Rabinowitz
Name: Andrew Rabinowitz
Title: Authorized Person